EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

     Certain of Phosphate Resource Partners Limited Partnership's subsidiaries are listed below. These subsidiaries are all included in the Company's consolidated financial statements, and collectively, together with Phosphate Resource Partners Limited Partnership, account for more than 90 percent of consolidated net sales, earnings (loss) before income taxes, extraordinary items and cumulative effect of a change in accounting principal, and total assets.

	State of Organization	Name Under Which it Does Business

Agrico Chemical Company	Delaware	Same
IMC Phosphates Company	Delaware	Same
IMC Phosphates MP, Inc.	Delaware	Same